EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Years Ended December 31,
	2006	2005	2004	2003	2002

Earnings from continuing operations before income taxes and minority interest	$4,016	$4,116	$3,946	$5,195	$5,114
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(71)	(67)	(7)	(53)	(51)
Dividends from less than 50% owned affiliates	51	55	46	41	28
Fixed charges	733	799	828	831	1,003
Interest capitalized, net of amortization	(4)	(1)	(1)	(1)	(1)
Earnings available for fixed charges	$4,725	$4,902	$4,812	$6,013	$6,093

Fixed charges:
Interest incurred:
Interest expense	$578	$651	$677	$678	$854
Capitalized interest	8	3	2	3	4
	586	654	679	681	858

Portion of rent expense deemed to represent interest factor	147	145	149	150	145

Fixed charges	$733	$799	$828	$831	$1,003

Ratio of earnings to fixed charges	6.4	6.1	5.8	7.2	6.1